FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on April 25, 2003, announcing the Company's First Quarter 2003 results.

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Galvez

Compañía de Minas Buenaventura S.A.A

51-1-419-2538 or 51-1-471-8337

e-mail: dhuguet@buenaventura.com.pe

Web site: http://www.buenaventura.com

Patrick Kilhaney Citigate Financial Intelligence (212) 840-0008 ext. 273 e-mail: Patrick.Kilhaney@citigatefi.com

COMPAÑIA DE MINAS BUENAVENTURA S.A.A

ANNOUNCES FIRST QUARTER 2003 RESULTS

(Lima, Peru, April 25, 2003) - Compañia de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced net income of S/.186.3 million or US$53.6 million for the three-month period ended March 31, 2003. This represents an increase of 313% over the net income of S/.45.1 million in the corresponding quarter of 2002. The Company's operating profit was S/.52.4 million or US$15.1 million during the first quarter of 2003, representing a 126% increase when compared to the S/.23.2 million recorded in the corresponding quarter of 2002.

Buenaventura's EBITDA in the first quarter of 2003 was US$78.2 million, which represents an 85% increase when compared to the EBITDA of US$42.3 million in the same quarter of 2002.

Sales

During the first quarter of 2003, Buenaventura reported total sales of S/.153.7 million, compared to S/.126.1 million during the same period of 2002. The higher sales revenue this quarter was due mainly to a 22% increase in the volume of gold sold, as shown below, and a 22% increase in gold price (US$349.81 in the first quarter of 2003, compared to US$287.89 in the first quarter of 2002).

Sales content for the three-month period ended March 31,
	2002	2003
Gold	62,734 oz	76,668 oz
Silver	3,112,469 oz	2,062,064 oz
Lead	5,234 MT	4,566 MT
Zinc	11,340 MT	13,603 MT

Operations

In the first quarter of 2003, Orcopampa increased its gold production by 18.4% (43,621 ounces of gold for the first quarter of 2003 and 36,856 ounces of gold in the first quarter of 2002) and reduced its cash cost by 7% (US$159.29/oz of gold in the first quarter of 2003, compared to US$170.51/oz of gold recorded in same quarter of 2002). Uchuchacua decreased its production by 3% (2,368,140 ounces of silver in the first quarter of 2003, compared to 2,431,242 ounces in the same period of 2002). The cash operating cost at Uchucchacua during the first quarter of 2003 was US$3.10 per ounce of silver, compared to US$2.71 in the same period of 2002, this increase is mainly due to higher, labor and supply costs to prepare future areas of production and lower by-product credits.

Antapite produced 17,927 ounces of gold during the first quarter of 2003 at a cash operating cost of US$163.33/oz (7,850.72 ounces of gold production in the same period of 2002 at a cash operating cost of US$148.52). We have to mention that Antapite's treatment plant expansion is in process and the mine is expanding its preparation to increase production from April onward.

Buenaventura's total production, which includes 100% of its operating units, 78.06% of the production of the Ishihuinca and Antapite mines, 32.42% of the production of El Brocal, and 100.0% of the production of Cedimin, was:

	1Q 2002	1Q 2003	Var %
Gold	58,830 oz	67,654oz	15.0%
Silver	3,064,133 oz	2,911,776 oz	( 5.0%)
Zinc	8,612 MT	6,361MT	(26.0%)
Lead	3,316 MT	3,438MT	4.0%

Earnings

Earnings per ADS for the three-month period ended March 31, 2003 were US$0.84, compared to US$0.20 during the corresponding 2002 period.

As it has been disclosed, the company adjusted its financial statements to conform to the NIC 39, equivalent to FAS 133, to report derivative results, and due to this, US$0.41/ADS of the above mentioned earnings per ADS correspond to derivatives.

Non-consolidated affiliates

Buenaventura's income from non-consolidated affiliates, attributable mainly to Yanacocha, was S/.64.9 million or US$18.7 million during the first quarter of 2003, compared to S/.30.4 million in the corresponding period in 2002. According to mining plans, Yanacocha's production increased 36% to 639,359 ounces of gold (279,080 ounces being Buenaventura equity ounces) in the first quarter of 2003, from 471,467 ounces of gold (205,795 ounces being Buenaventura equity ounces) in the same period of 2002. The cash cost was US$134/oz, in the first quarter of 2003, compared to US$146/oz. in the first quarter of 2002.

In the first quarter of 2003, Yanacocha changed accounting principles related to FAS 143 (Reclamation Cost). The cumulative effect of the change was US$36.4 million in expenses in this period (US$15.9 million Buenaventura's share).

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The Company focuses on exploration and production through its wholly-owned mines, as well as through its participation in joint exploration projects. Buenaventura currently operates four mines in Peru, has controlling interests in two mining companies, which own two mines in Peru, and has minority interests in several other mining companies in Peru. The Company has a significant ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold. Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Exchange rate as of March 31, 2003: S/.3.475/US$1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 (audited) and March 31, 2003 (unaudited)
	2002	2003	2003
	S/(000)	S/(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	90,642	109,361	31,471
Trade and other accounts receivable, net	85,932	79,330	22,829
Accounts receivable from affiliates	30,661	30,338	8,730
Inventories, net	74,408	80,423	23,143
Current portion of prepaid taxes and expenses	30,860	36,308	10,448
	__________	__________	__________
Total current assets	312,503	335,760	96,621

Long - term account receivable	8,969	9,456	2,721
Prepaid taxes and expenses	13,233	9,500	2,734
Investments in shares	1,184,448	1,237,043	355,984
Property, plant and equipment, net	369,352	368,313	105,989
Development costs and mineral lands, net	148,194	151,002	43,454
Mining concessions, net	173,768	169,627	48,814
	__________	__________	__________
Total assets	2,210,467	2,280,701	656,317
	__________	__________	__________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	43,826	35,205	10,131
Trade accounts payable	36,344	27,953	8,044
Accounts payable to affiliates	22	22	6
Dividends payable	1,343	43,394	12,488
Other current liabilities	62,285	58,941	16,961
Current portion of long-term debt	17,192	18,643	5,365
	__________	__________	__________
Total current liabilities	161,012	184,158	52,995

Derivative instruments	-	335,552	96,562
Deferred income tax and workers' profit sharing	17,464	16,948	4,877
Long-term debt	113,331	105,223	30,280
	__________	__________	__________
Total liabilities	291,807	641,881	184,714
	__________	__________	__________
Minority interest	45,986	65,623	18,884
	__________	__________	__________
Shareholders' equity, net
Capital stock	610,735	610,735	175,751
Investment shares	1,652	1,652	475
Additional paid-in capital	545,266	545,266	156,911
Legal reserve	77,042	95,416	27,458
Retained earnings	646,313	335,579	96,570
Cumulative translation adjustment	6,961	(16,192)	(4,660)
Unrealized gain on investments carried at fair value	-	16,036	4,615
Treasury shares	(15,295)	(15,295)	(4,401)
	__________	__________	__________
Total shareholders' equity	1,872,674	1,573,197	452,719
	__________	__________	__________
Total liabilities and shareholders' equity, net	2,210,467	2,280,701	656,317
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-months periods ended March 31, 2002 and 2003

	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Operating revenues
Net sales	126,082	153,738	44,241
Royalty income	15,325	24,196	6,963
	__________	__________	__________
Total revenues	141,407	177,934	51,204
	__________	__________	__________
Costs of operation
Operating costs	69,940	67,532	19,434
Depreciation	8,965	8,308	2,391
Exploration and development costs in operational mining sites	12,104	14,821	4,265
	__________	__________	__________
Total costs of operation	91,009	90,661	26,090
	__________	__________	__________
Gross margin	50,398	87,273	25,114
	__________	__________	__________
Operating expenses
General and administrative	15,038	16,757	4,822
Sales	5,522	4,906	1,412
Exploration costs in non-operational mining areas	3,692	8,667	2,494
Royalties	2,990	4,575	1,317
	__________	__________	__________
Total operating expenses	27,242	34,905	10,045
	__________	__________	__________
Operating income	23,156	52,368	15,069
	__________	__________	__________
Other income (expenses)
Gain from change in the fair value of derivative instruments	-	91,620	26,365
Share in affiliated companies, net	30,399	64,907	18,678
Realized gain (loss) in derivative instruments	15,566	(1,288)	(371)
Interest income	2,289	1,186	341
Gain from exposure to inflation	175	856	246
Interest expense	(4,107)	(2,310)	(665)
Amortization of mining concessions	(4,120)	(3,975)	(1,144)
Loss from sale of subsidiary's shares	(6,680)	-	-
Other, net	(3,849)	2,662	766
	__________	__________	__________
Total other income, net	29,673	153,658	44,216
	__________	__________	__________
Income before income tax and minority interest	52,829	206,026	59,285
Income tax	(5,772)	(6,441)	(1,854)
	__________	__________	__________
Income before minority interest	47,057	199,585	57,431
Minority interest	(1,923)	(13,330)	(3,836)
	__________	__________	__________
Net income	45,134	186,255	53,595
	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.35	1.46	0.42
	___________	___________	___________
Weighted average number of shares outstanding	127,225,692	127,225,692	127,225,692
	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-months periods ended March 31, 2002 and 2003
	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	117,130	176,414	50,767
Collection of royalties	15,886	24,083	6,930
Collection of interest	2,275	2,440	702
Payments to suppliers and third parties	(46,289)	(76,052)	(21,885)
Payments to employees	(30,491)	(32,094)	(9,236)
Payments of exploration expenditures	(11,517)	(19,135)	(5,506)
Payments of income tax	(3,615)	(10,835)	(3,118)
Payments of royalties	(3,467)	(6,366)	(1,832)
Payments of interest	(3,527)	(3,824)	(1,100)
	________	________	________
Net cash provided by operating activities	36,385	54,631	15,722
	________	________	________
Investing activities
Purchase of plant and equipment	(18,628)	(10,816)	(3,112)
Proceeds from (payments by) derivative instruments	15,566	(1,288)	(371)
Proceeds from sale of plant and equipment	2,055	392	113
Development expenditures	(9,782)	(7,422)	(2,136)
Purchase of investments in shares, net	(3,865)	(1,500)	(432)
	________	________	________
Net cash used in investing activities	(14,654)	(20,634)	(5,938)
	________	________	________

Net cash used in financing activities	(825)	(15,278)	(4,397)
	________	________	________
Net increase in cash during the year	20,906	18,719	5,387
Cash at beginning of year	86,317	90,642	26,084
	________	________	________
Cash at year-end	107,223	109,361	31,471
	________	________	________

	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	45,134	186,255	53,595
Add (deduct)
Gain from change in the fair value of derivative instruments	-	(91,620)	(26,365)
Share in affiliated companies, net of dividends received	(30,399)	(64,907)	(18,678)
Minority interest	1,923	13,330	3,836
Depreciation	9,087	8,791	2,530
Amortization of mining concessions	4,120	3,975	1,144
Amortization of development costs in operative mining sites	4,279	3,870	1,114
Net cost of retired plant and equipment	-	1,357	391
Gain from exposure to inflation	(175)	(856)	(246)
Deferred income tax	2,157	(516)	(148)
Loss on sale of plant and equipment	4,332	37	11
Loss on sale of investments in shares	6,680	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(24,507)	8,237	2,371
Inventories	6,246	(3,594)	(1,034)
Prepaid taxes and expenses	7,724	(1,715)	(493)
Decrease of operating liabilities -
Trade and other accounts payable	(216)	(8,013)	(2,306)
	________	________	________

Net cash provided by operating activities	36,385	54,631	15,722
	________	________	________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 25, 2003